Mail Stop 0407

October 15, 2004

Timothy Yager
President and Chief Executive Officer
iPCS, Inc.
1901 North Roselle Road
Schaumburg, Illinois  60195

	RE:  	iPCS, Inc.
Amendment No. 2 to Form S-1
Filed October 5, 2004
File No. 333-1117944

Amendment No. 1 to Form S-4
Filed September 9, 2004
File No. 333-1117942

Dear Mr. Yager:

We have limited our review of the above-referenced documents to a review of only your Form S-1 and have the following comments. Note that we are reviewing your Form S-4 only to the extent that our comments on your Form S-1 apply to the disclosure in your Form S-4. We welcome any questions you may have about our comments or on any other aspect of our review. Please feel free to call us.

Form S-1/A filed October 5, 2004

General

1.	We are still considering your response to prior comment number 1.

2. We note your statements, on pages 1, 32 and 68, of the total population of your licensed territory "[b]ased on the 2000 population counts compiled by the U.S. Census Bureau, adjusted by population growth rates provided to us by Sprint." Accordingly, we reissue our prior comment number 5. Please tell us whether the Sprint information is publicly available, and, if it was prepared especially for you, please file a consent.



Prospectus Summary, page 1

3. We reissue our prior comment number 11. Please explain technical and industry terms, such as 1xRTT, TDMA, GSM, iDEN, particularly the first time that you use them. As a further example, you use the acronym "ARPU" on page 7 but do not explain what it represents until page 33. Also, under "We may experience a high rate of subscriber turnover . . ." on page 18, you describe FCC regulations relating to "WLNP" but do not indicate what is meant by the acronym until page 77.

4. We reissue our prior comment number 15. Please eliminate the terms "national" or "nationwide" on page 3 in your prospectus summary, on page 17 in your risk factors, and in disclosure about Sprint`s network on pages 34, 68 and 80, or revise your disclosure in those places to clarify the actual limited scope of Sprint PCS service.

Summary Historical Financial Information, page 6

5. Please refer to prior comment 17. Since you present CCPU and CPGA as a measure of operating performance, it is generally not appropriate to exclude depreciation and amortization and non-cash compensation expense since these charges are recurring. Therefore, we continue to believe that you should revise to delete this measure. Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm requires to demonstrate the usefulness of any measure that excludes recurring items. If you continue to believe that your presentation of CCPU is appropriate, please provide a detailed response supporting your conclusions. Your discussion should, at a minimum, disclose the following:

* the manner in which management uses the non-GAAP measure to conduct or evaluate the business;
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss);
* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
* the substantive reasons why management believes the non-GAAPfinancial measure provides useful information to investors.

Additionally, your disclosure should specifically address why it is relevant to exclude depreciation and amortization from your measure when these represent costs to operate the network and required cash expenditures initially to acquire the assets. Revise your presentation as appropriate.

The Reorganization, page 23

6. We note your revised disclosure indicating that you appointed four new directors to your board, all of whom had been designated by the unsecured creditors committee. Please identify these directors.

Capitalization, page 28

7. Please refer to prior comment 31. We note your reference on page F-77, paragraph one, to the use of financial consultants to determine the relative fair values of your assets and liabilities. While you are not required to make references to these experts, when you do you should also disclose the name of the expert and include the consents of the expert(s) if the references are made or incorporated by reference in a 1933 Act filing. Your disclosures should explain the method and assumptions used to determine the valuation. Please revise to comply and supplementally tell us the name of the expert.

Management`s Discussion and Analysis..., page 32
Consolidated Results of Operations, page 39

8. You stated that you increased your subscriber additions in 2004. Please reconcile to us your statement that your 2004 cost per gross addition increase was caused by "lower gross additions over which to spread the fixed costs and higher advertising expenses."

Unaudited Pro Forma Condensed Consolidated Financial Information, page
58

9. Please refer to prior comment number 35. Supplementally demonstrate to us on a quantified basis why you believe that the impact of the early adoption of fresh start accounting as of July 1, 2004 did not have a material impact on your financial statements.

10. Please refer to prior comment number 37. As previously requested, please revise to delete the fro forma non-GAAP measures from your pro forma financial statements presented in accordance with Article 11 of Regulation S-X.



Plan of Distribution, page 115

11. We note your response that some of the selling security holders are affiliates of a broker-dealer. In addition to the Item 507 and
Item 508 of Regulation S-K information that you have included, your prospectus also should state:

* That the seller received the shares according to the confirmed plan of reorganization in satisfaction of claims in your chapter 11 case or purchased in the ordinary course of business; and

* At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Change in Independent Registered Public Accounting Firm, page 117

12. Please refer to prior comment number 50. Revise your disclosure on page 118 to state the date of the engagement of Deloitte & Touche in December of 2003, as required by Item 304(a)(1)(i) of Regulation S-K.

*	*	*	*

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Nicole Holden, Staff Accountant, at (202) 942-5265, or Ivette Leon, Senior Staff Accountant, at (202) 942-1982, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at
(202) 942-1916, or Jennifer Hardy, Senior Staff Attorney, at (202) 942-2864, with any other questions.

					Sincerely,



					Larry Spirgel
					Assistant Director


cc:	Robert Wild, Esq.
	Mayer, Brown, Rowe & Maw LLP (by facsimile)

Mr. Yager
iPCS, Inc.
October 15, 2004
Page 2